September 20, 2005
HDFC Bank Limited
Form 20-F for the period ended March 31, 2004
File No. 1-15216
Dear Mr. Walker:
     On behalf of HDFC Bank Limited (“HDFC” or the “Bank”), set forth below are HDFC’s responses to the comments on the annual report on Form 20-F filed by HDFC on September 28, 2004 contained in the letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated September 1, 2005.
     For the convenience of the Staff, each of the Staff’s comments is reproduced below in its entirety in bold and is followed by the corresponding response of HDFC. For clarity of presentation purposes, some questions have been aggregated and answered cumulatively.
1.	Your table on page 52 indicates that the specific valuation allowance as a percentage of gross non-performing loans increased from 71% at March 31, 2003 to 91% at March 31, 2004. Please tell us the reasons for the increase.
     The following table sets forth, for the Bank’s business as a whole and for the retail and wholesale segments, the total funded exposure, the total specific allowance and the percentage that the specific allowance represented of total exposure as of March 31, 2003 and March 31, 2004:

	Total Non-Performing Funded		Total Specific Allowance as of		Percentage Coverage as of
	Exposure as of March 31,		March 31,		March 31,
	2003	2004	2003	2004	2003	2004
	(Rs. in millions, except percentages)
Retail	74.9	403.5	74.9	342.9	100.0%	85.0%
Wholesale	2,292.7	2,589.1	1,609.4	2,379.8	70.2	91.9

Total	2,367.6	2,992.6	1,684.3	2,722.7	71.1%	91.0%

     As is evident from the table, the increase in the specific allowance as a percentage of total non-performing loans from 71% as of March 31, 2003 to 91% as of March 31, 2004 was due to an increase in such percentage with respect to the Bank’s wholesale business. This percentage increase was primarily because of additional allowances made in respect of certain wholesale borrowers. This is explained further below.
     With respect to the Bank’s retail portfolio, although the specific allowance as a percentage of non-performing loans declined due to a change in the Bank’s policy, the relative size of the allowance for this segment did not significantly affect the overall increase in the allowance as a percentage of total loans. As of March 31, 2003, the Bank’s policy was to establish a specific allowance of 100% of the outstanding amount of a retail loan when the loan was more than 180 days overdue. (The Bank established an unallocated allowance in respect of loans overdue more than 90 days but less than 180 days. Prior to April 1, 2003, the Bank considered such loans to be performing.) As of March 31, 2004, the Bank’s policy was to establish a specific allowance of 50% of the outstanding amount of a loan when the loan was more than 90 days overdue, and to increase the specific allowance to 100% when the loan was more than 120 days overdue. Thus, the specific allowance at March 31, 2004 reflects a mix of allowances of 50% in respect of some retail loans and 100% in respect of others. It should be noted that this change in policy did not affect the aggregate allowance held for the Bank’s retail portfolio, merely the portion classified as specific.
     With respect to certain of the Bank’s wholesale borrowers, the Bank increased the specific allowances as of March 31, 2004 compared to March 31, 2003 due to revised estimates of the expected future cash flows and the realizability of the collateral (primarily receivables) related to each borrower. The table below shows the increase in the allowances pertaining to certain borrowers.

	Total Funded Exposure as of				Increase in
Borrower	March 31,		Total Allowance as of March 31,		Allowance
	2003	2004	2003	2004
	(Rs. in millions)
1	183.9	639.1	17.5	595.0	577.5
2	120.8	120.8	51.7	120.8	69.1
3	642.9	642.9	578.5	642.9	64.4
4	78.3	73.0	42.2	73.0	30.8
5	110.1	109.8	86.9	109.8	22.9
6	129.1	129.1	98.8	121.3	22.5
7	45.2	45.2	29.2	45.2	16.0

Total	1,310.3	1,759.9	904.8	1,708.0	803.2

     The reasons for the increase in coverage are provided below.
Borrower 1
     As of March 31, 2003, this borrower’s sales were only slightly below the level required to earn an operating profit. Production and sales were constrained due to limited finances, and the borrower was actively pursuing equity financing options with its business partners. The borrower also started trading activities with its existing infrastructure by leveraging its international marketing network. The Bank believed that these activities would help the borrower’s financial position. Based on the above facts and estimations of the cash flows and collateral, the Bank made an allowance of 10% of its exposure as of March 31, 2003.
     By March 31, 2004, increased competition and greater liquidity constraints impacted production and resulted in the borrower’s sales declining significantly, leading to a significant cash loss position. In fiscal 2004, the borrower did not meet its interest payments to the Bank and did not honor its obligations under letters of credit issued by the Bank. Based on the revised estimates of cash flows and realizable value of collateral the Bank created a higher allowance, which covered 91% of the exposure to this borrower.
Borrower 2
     In its audited balance sheet as of March 31, 2003, the borrower reported inventory and receivables of Rs. 4,654 million. (The Bank’s secured share was 5% of this amount.) During fiscal 2004, there was no progress in realization of receivables, while the inventory declined from Rs. 330 million to Rs. 120 million. Further, the borrower’s performance continued to deteriorate with sales falling from Rs. 1,178 million to Rs. 622 million. Hence, in fiscal 2004 the allowance for this exposure was increased to 100%.
Borrower 3
     The Bank recorded an allowance for 90% of its exposure to this borrower in fiscal 2003, as there was some prospect of recovering the money from the borrower’s assets. Subsequently, in fiscal 2004 the borrower was placed in liquidation and the prospects of recovery diminished. Hence, the allowance was increased to 100%.
Borrower 4
     For the year ended March 31, 2003, the borrower reported a loss of Rs. 203 million on sales of Rs. 997 million. This worsened to a loss of Rs. 1,501 million on sales of Rs. 242 million during the year ended March 31, 2004. During this period, the value of inventories and receivables held as collateral declined from Rs. 741 million to Rs. 54 million. The borrower’s net worth, which was Rs. 473 million in March 2003, turned negative by March 2004. Hence, the allowance against the exposure was increased to 100%.

Borrower 5
     As of March 2003, the borrower had a net worth of Rs. 483 million and the realizable value of security available to the Bank was estimated at Rs. 48 million. During fiscal 2004, the borrower’s net worth turned negative, while there was a further deterioration in sales and activity levels. The borrower sought statutory protection from creditors. Hence, the allowance was increased to 100%.
Borrower 6
     The borrower had reported inventory, receivables and other assets of Rs. 465 million as of March 31, 2003, of which the Bank’s share was Rs. 38 million. In fiscal 2004, it became apparent that the bulk consisted of slow moving inventory and overdue receivables that could not be realized and the security value was reassessed at Rs. 79 million in March 2004, of which the Bank’s share was Rs. 10 million. Hence, the allowance was increased in 2004.
Borrower 7
     While the borrower’s performance had been deteriorating over the last few years, it was still in business and reported current assets of Rs. 53 million as of March 31, 2003, of which the Bank’s secured share was 40%. During fiscal 2004, business declined sharply and no financial statements or statements of inventory and receivables were forthcoming from the borrower. Hence, the allowance was increased to 100%.
2.	Your tables on pages 52 and 58 indicate that of your total allowance for loan losses of Rs. 3,494 million at March 31, 2004, you determined that Rs. 2,722 was your best estimate of the amount of losses incurred on impaired loans and that Rs. 772 million was your best estimate of the amounts of probable losses inherent in the remainder of your loan portfolio. Please provide us with the following information:
•	Explain how you determined each element of the allowance for non-impaired loans;
     The Bank establishes allowances for non-impaired loans – also called unallocated allowances – for both retail and wholesale loans (wholesale loans with effect from April 1, 2003). The Bank uses various methodologies, depending on the product group, in determining the unallocated allowance for loan losses. The results of these various methodologies are used by management in order to arrive at and establish its best estimate of allowance for loan losses.
     The Bank’s retail loan portfolio is comprised of groups of large numbers of small value homogeneous loans. The product groups consist of Auto Loans, Personal Loans, Consumer/Two Wheeler Loans, Business Loans, Loans against Securities, Overdrafts against Fixed Deposits and Credit Card Receivables.

     With respect to Auto Loans, Personal Loans, Consumer/Two Wheeler Loans and Business Loans, the Bank estimates the expected amount of losses inherent in each product group portfolio. In order to arrive at these estimates, the Bank stratifies such loans into subgroups, or buckets, based on the number of days past due. That is, loans are grouped by whether they are 0-30 days, 31-60 days, 61-90 days, 91-120 days, 121-150 days or 151-180 days overdue. The Bank then takes into account its historical loss experience based on an analysis of historical “roll rates”, or the extent to which loans from one bucket move to different buckets over time. The Bank then determines an allowance for the expected losses by taking into account observed historical losses applicable to each bucket. Allowance rates range from 20% to 100% and vary based on the aging categories.
     For loans that are collateralized by securities, the Bank’s loss estimates take into account the estimated net realizable value of the securities. In cases of overdrafts against fixed deposits, the Bank’s loss estimates are calculated by examining the unsecured portion of the overdrafts based on the loan to value ratio and the days past due.
     In the case of credit card balances, the Bank considers prevailing market industry loss rates in establishing its allowance. The Bank does not have mature historical loss data based on its own observed loss history because it entered into the credit card business recently.
     Effective April 1, 2003, in light of the significant growth in the size and diversity of its wholesale loan portfolio, the Bank also established an unallocated allowance for wholesale standard loans based on overall portfolio quality, asset growth, economic conditions and other risk factors.
     The unallocated allowance for wholesale standard loans is a function of the aggregate Expected Loss over a one-year horizon of all standard exposures in the wholesale loan portfolio. The aggregate Expected Loss is computed as the product of the Probability of Default (corresponding to internal ratings), the estimated Exposure At Default and an estimated Loss Given Default. The approach for computing each of these risk components are as follows:
♦     Probability of Default (“PD”): An estimate of the probability that a borrower defaults. The Bank has a risk rating system that it uses to assign a rating of 1 to 10 to each wholesale borrower based on a combination of quantitative, qualitative and capitalization measures. The rating also takes into account macroeconomic conditions and general business conditions affecting the industry or the borrower. (See page 7 for more details.) PD is based on annual ratings transition studies with respect to borrowers in risk categories 1 through 4. The ratings of such borrowers as of the beginning of a year are compared with their rating as of the end of the year. The Bank calculates the likelihood, based on its historical experience, that a borrower with a given rating (e.g., 3) has of being upgraded to one of the higher ratings (e.g., 2), being downgraded to one of the lower ratings (e.g., 4), including the default ratings (i.e., 7-10) or remaining at the same rating by the end of the year. For each such borrower in the portfolio, this migration over a year is captured in a database where all borrowers in the same rating grade at the beginning of the year are grouped into the migration states that they reach at the end of the year. A one-year transition matrix is built based on this analysis. A similar matrix for each subsequent year is built based on borrowers in the portfolio during each such year. The annual transition matrices for all years are then averaged to give the average one-year transition matrix, which measures the probability of migrating from a given rating at the beginning of the year to another rating (including default) or remaining at the same rating grade. The PD is the probability of migrating to a default rating.
♦     Exposure at Default (“EAD”): An estimate of the amount that a borrower is likely to owe to the Bank at the time of default. The estimates are based on analyses of historical defaults that the Bank has experienced. For each defaulted borrower, the Bank compares its funded exposure to such borrower one year before the borrower defaulted to the portion of such funded exposure still outstanding at the time of default. This information is aggregated for all borrowers that have defaulted to arrive at the average Exposure at Default.
♦     Loss Given Default (“LGD”): An estimate of the amount that the Bank is likely to lose at default. The estimates are based on analyses of losses incurred on historical defaults that the Bank has experienced. The present value of cash flows, including recovery of any collateral subsequent to a credit default is computed. The LGD is the amount outstanding at the time of default less the present value of the cash flows at the time of default, divided by the amount outstanding at the time of default. This information is aggregated for all borrowers that have defaulted and an average is derived.
•	Clarify how your accounting policy is consistent with the guidance in SFAS 114 as amended by SFAS 118 for loans individually evaluated for impairment;
     The Bank’s accounting policies for loans individually evaluated for impairment are consistent with the guidance in SFAS 114 as amended by SFAS 118. The material provisions of SFAS 114 and SFAS 118 are summarized below, followed by a description of the relevant policies and procedures adopted by the Bank to comply with them:
♦     Paragraph 8 requires that a loan be treated as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Normal loan review procedures can be used in making that judgment.
♦     Paragraph 13 requires a creditor to measure impairment of each loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.
♦     Paragraph 15 requires that if a creditor bases its measurement of loan impairment on a present value calculation, the estimates of expected future cash flows shall be the creditor’s best estimate based on reasonable and supportable assumptions and projections.
♦     Paragraph 16 requires that subsequent to the initial measurement of impairment, if there is a significant increase or decrease in the amount or timing of an impaired loan’s expected future cash flows, or if actual cash flows are significantly different from the cash flows previously projected, a creditor shall recalculate the impairment and adjust the valuation allowance.
     Application: The Bank has policies and procedures to evaluate the potential credit risk of a particular customer or transaction, to approve the transaction, to determine impairment and to measure impairment on an ongoing basis. For the Bank’s wholesale customers, it has a risk ratings system that is based on a combination of quantitative, qualitative and capitalization measures. The Bank assigns each customer a numerical rating from 1 to 10 (with 1 corresponding to the best rating and 10 to the worst), based on an analysis of key ratios such as interest coverage, debt coverage, profit margin and leverage, as well as capitalization or tangible net worth. The Bank also considers qualitative variables such as industry risk, market position, management competence and other factors, as well as macroeconomic conditions and business conditions affecting the industry and the borrower.
     The risk rating is applied in connection with the making of a new loan as well as for ongoing monitoring. The Bank evaluates each wholesale borrower on an annual basis, and the Bank updates the review if there is any substantial change in the financials of the borrower or any circumstances which indicate a deterioration in the market standing of the borrower. For larger borrowers, the Bank also performs quarterly update reviews.
     Ratings 1 through 4 are assigned to borrowers that are classified as standard and ratings 7 through 10 are assigned to borrowers who have already defaulted. Ratings 5 and 6 are assigned to borrowers who are not in default but are determined by management to have a higher probability of defaulting on their loans. Some loans of borrowers in these categories are already impaired, though still performing. In addition, some borrowers with ratings 5 or 6 are put on a surveillance watch list where they are closely monitored for deterioration.
     If a payment on a loan is late or is not made in full, the Bank first determines the significance of the delay or default. The Bank considers all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. A loan is automatically classified as impaired if a payment is more than 90 days overdue. Wholesale loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired but may be placed on the watch list.
     For loans to borrowers that have been rated by the Bank in categories 7 through 10, the Bank analyzes the expected cash flows and underlying collateral for the loan. The expected cash flows are estimated based on the borrower’s financial condition and other factors, and discounted to present value based on the loan’s effective interest rate. The realizable value of the collateral is determined based on the nature of the collateral and the time frame for its realization, taking into account the necessary legal processes. For example, fixed assets take more time for realization than inventories and receivables. The Bank makes an allowance for the difference between the exposure amount and the present value of the expected cash flows and realizable collateral.
     The measurement of expected cash flows and realizable value of collateral is made on a yearly basis, with quarterly updates for larger borrowers. The Bank’s relationship managers also monitor individual borrowers on an ongoing basis and measurements are updated based on new market information or information from borrowers. If there is any significant change in the difference between the exposure and the present value of the future cash flows and realizable collateral, the allowance is adjusted accordingly.
•	Explain how you determined that an allowance of less than one percent of the remainder of your gross loan portfolio was appropriate for loans that were not impaired. Specifically explain how you considered historical loss rates for each category of loans.
     Please see the response to the Staff’s first subcomment under this comment 2 for a description of how the Bank determines its unallocated allowance. The size of the unallocated allowance relative to the specific allowance also reflects the fact that the Bank follows very thorough credit review procedures for each of its wholesale borrowers individually on an ongoing basis. These procedures are described in the response to the second subcomment of this comment 2, and include the regular evaluation of each wholesale borrower in accordance with the Bank’s risk rating system. These procedures have enabled the Bank to establish specific allowances which cover a substantial part of its total expected losses.
3.	You state that you established an unallocated allowance for non-homogenous standard commercial loans based on overall portfolio quality, asset growth, economic condition and other risk factors effective April 1, 2003. Please provide us with the following information:
•	Explain how your loan loss methodology captured these risks prior to April 1, 2003;
     Prior to April 1, 2003 the Bank did not record any unallocated allowance for its wholesale loans, and relied solely on specific allowances, because the number of wholesale loans was significantly less than during fiscal 2004, and the Bank subjected all of its commercial loans to a detailed credit review on a periodic basis. This review process was performed at least annually with quarterly update reviews.
     In the last quarter of fiscal 2003, the Bank diversified into granting loans to the middle market segments which involved loans of smaller average size granted to several borrowers. The number of total wholesale borrowers increased by 43% from 2,585 borrowers as of March 31, 2003 to 3,690 as of March 31, 2004. At the same time, the average principal amount of the Bank’s wholesale loans decreased from Rs. 58.9 million at March 31, 2003 to Rs. 49.6 million at March 31, 2004. As a result of the growing size and changing composition of its lending portfolio, the Bank concluded that it was not practicable to evaluate all loans on the same periodic basis as before. As a result, the Bank provided for an unallocated allowance beginning as of April 1, 2003.
•	Your comprehensive analysis that shows how you determined the unallocated allowance for non-homogenous standard commercial loans as of March 31, 2004.
     Please see the response to the Staff’s first subcomment under comment 2 above (i.e., “Explain how you determined each element of the allowance for non-impaired loans;”).
4.	We note that the allowance no longer required on account of write-offs increased approximately Rs. 200 million during 2004. Please provide us with the following information:
•	The reasons for the increase in the allowance no longer required on account of write-offs during 2004 and how that increase was considered in your determination of the net expense charged to the allowance for credit losses;

•	Your accounting policy for the allowance no longer required on account of write-offs; and

•	Quantify the allowance no longer required on account of write-offs for each type of loan as of March 31, 2003 and 2004.
     The table below shows the allowance no longer required due to write offs for the retail and wholesale segments as of March 31, 2003 and 2004.

	Amount of Allowance No Longer Required
	Due to Write Offs as of March 31,
	2003	2004
	(Rs. in millions)
Retail	181.7	330.9
Wholesale	299.0	384.9

Total	480.7	715.8

     The increase in the allowance no longer required due to write offs as of March 31, 2004 was primarily because of an increase in write offs related to the Bank’s retail business. This was due to an increase in the Bank’s total retail book, which grew by 112.9% from Rs. 34.4 billion as of March 31, 2003 to Rs. 73.3 billion as of March 31, 2005.

     The allowance no longer required due to write offs related to the Bank’s wholesale business also increased, but not to the same extent as in the Bank’s retail business. The increase in the Bank’s wholesale write offs at March 31, 2004 was primarily because the Bank wrote off the balance related to one corporate borrower with whom the Bank reached a final settlement.
     The Bank’s determination as to when to write off a wholesale loan depends on the particular facts and circumstances. The Bank’s policy is to write off a wholesale loan when it is reasonably probable that the Bank would not be able to realize any value from the borrower or from the collateral. In the case of a wholesale loan, this determination is affected by the financial condition of the borrower as well as the status of any legal processes, which may include foreclosure or mediated settlements such as corporate debt restructuring. The Bank is also often part of a consortium of lenders in the case of a wholesale loan, which may affect these processes and determinations.
     By contrast, the Bank’s retail book consists of large numbers of relatively homogeneous, lesser value loans. The collateral for such loans consists of personal assets, or assets the value of which is more easily determinable and realizable, as in the case of automobiles, which may be repossessed, or securities, which the Bank may already hold in its possession and can sell. In addition, in some cases the Bank’s retail loans are not secured. As a result, the Bank writes off its retail loans more quickly than its wholesale loans, and at fixed points in time (that is, when more than 180 days overdue or 150 days overdue in the case of credit card receivables).

     HDFC acknowledges that (i) it is responsible for the adequacy and the accuracy of the disclosure in the filing; (ii) Staff comments or changes to HDFC’s disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) HDFC may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Should you have questions or require assistance concerning this matter, please contact the undersigned at +91 22 5652 1421 or Timothy G. Massad, the Bank’s United States counsel at Cravath, Swaine & Moore LLP, at (212) 474-1154.

Very truly yours,

/s/ Sashi Jagdishan
Sashi Jagdishan Vice President — Finance
Donald Walker
   Senior Assistant Chief Accountant
      Division of Corporation Finance
         Securities and Exchange Commission
            100 F Street N.E.
               Washington, DC 20549
Copy to:
Timothy G. Massad, Esq.
   Cravath, Swaine & Moore LLP
      Worldwide Plaza
         825 Eighth Avenue
            New York, NY 10019